Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Christopher C. Scarpa

cscarpa@stradley.com

215.564.8106

April 29, 2022

Boards of Trustees, AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

11 Greenway Plaza, Suite 1000, Houston, TX 77046

Re:

Agreement and Plan of Reorganization (“Agreement”) adopted as of January 7, 2022 by and among (i) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (“AVIF”), on behalf of its respective series identified on Exhibit A hereto (each a “Target Fund”); (ii) AVIF, on behalf of its respective series identified on Exhibit A hereto (each an “Acquiring Fund”); and (iii) Invesco Advisers, Inc.

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the Reorganizations set forth on Exhibit A, attached hereto, of the Target Funds, pursuant to which: (i) the Acquiring Fund will acquire the Assets and Liabilities of the Target Fund in exchange for the corresponding class or classes of shares (as applicable) of the Acquiring Fund identified on Exhibit A of equal value to the net assets of the Target Fund being acquired, and (ii) the Target Fund will distribute such shares of the Acquiring Fund to shareholders of the corresponding class of the Target Fund, in connection with the liquidation of the Target Fund, all upon the terms and conditions of the Agreement (each such transaction, a “Reorganization” and together, the “Reorganizations”). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, dated as of the 7th day of January, 2022; (b) the Proxy Statement/Prospectus provided to shareholders of the Target Funds dated January 11, 2022; (c) certain representations concerning the Reorganization made to us by the AVIF, on behalf of the Acquiring Funds and the Target Funds, in a letter dated April 29, 2022 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ  • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

April 29, 2022

For purposes of this opinion, we have assumed that each Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, each Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Code, for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Target Funds and the Acquiring Funds, it is our opinion that for federal income tax purposes:

1. The acquisition by the Acquiring Fund of substantially all of the Assets of the Target Fund, as provided for in the Agreement, in exchange for the Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Target Fund upon the transfer of substantially all of its Assets to, and assumption of its Liabilities by, the Acquiring Fund in exchange solely for the Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code.

3. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the Assets of the Target Fund in exchange solely for the assumption of the Liabilities of the Target Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code.

4. No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund shares by the Target Fund to its shareholders in complete liquidation of the Target Fund pursuant to Section 361(c)(1) of the Code.

5. The tax basis of the Assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Target Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

6. The holding periods of the Assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such Assets were held by the Target Fund pursuant to Section 1223(2) of the Code.

7. No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares for the Acquiring Fund shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

April 29, 2022

8. The aggregate tax basis of the Acquiring Fund shares to be received by each shareholder of the Target Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9. The holding period of the Acquiring Fund shares received by a shareholder of the Target Fund (including fractional shares to which they may be entitled) will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund shares as a capital asset on the date of the Reorganization pursuant to Section 1223(1) of the Code.

10. For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of the Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Income Tax Regulations promulgated thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Funds, the Acquiring Funds or any Target Fund shareholders with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by AVIF, on behalf of the Acquiring Funds and the Target Funds, of the undertakings in the Agreement and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

April 29, 2022

We hereby consent to the use of this opinion as an exhibit to the registration statement of each Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of the Acquiring Fund shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ Stradley Ronon Stevens & Young, LLP [CCS]

Stradley Ronon Stevens & Young, LLP

EXHIBIT A

CHART OF REORGANIZATIONS

ACQUIRING FUND (AND SHARE CLASSES) AND ACQUIRING ENTITY	TARGET FUND (AND TARGET SHARE CLASSES) AND TARGET ENTITY	CLOSING DATE
Invesco V.I. Core Plus Bond Fund, a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco V.I. Core Bond Fund, a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	April 29, 2022
Series I	Series I
Series II	Series II
Invesco V.I. Equally Weighted S&P 500 Fund, a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco V.I. S&P 500 Index Fund, a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	April 29, 2022
Series I	Series I
Series II	Series II

Exhibit A, Page 1